EXHIBIT 99.1

AGREEMENT FOR CLAIM DETERMINATION

THIS AGREEMENT (the “Agreement”) is executed by and between the Liquidator of The Protective National Insurance Company of Omaha (the “Liquidator”) and Congoleum Corporation, a Delaware corporation and a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code (the “Claimant”) (collectively referred to as the “Parties”).

RECITALS

A.          The Protective National Insurance Company issued to Claimant Policy XUB 180 72 81 for the period from January 1, 1984 to January 1, 1985 (the “Policy”).
B.          Claimant has been and may in the future be subject to asbestos-related claims that Claimant contends are covered by the Policy.
C.          Claimant and the Liquidator disagree with respect to whether and the extent to which coverage is afforded by the Policy for asbestos-related claims.
D.          Claimant and the Liquidator stipulate that, for the purposes of this agreement, the total amount of undisputed limits applicable and available to pay asbestos-related claims under the Policy is Six Million U.S. Dollars (US$6,000,000.00).
E.          On December 31, 2003, Claimant filed its voluntary petition for relief under Chapter 11 of the Bankruptcy Code.
F.          Claimant continues to operate its business and to manage its properties as a debtor-in-possession under the Bankruptcy Code.
G.          On February 12, 2004, the District Court of Lancaster County, Nebraska (the “Liquidation Court”) entered an Order of Liquidation, Declaration of Insolvency and Injunction (the “Order of Liquidation”) for The Protective National Insurance Company of

Omaha (“Protective National”) pursuant to the provisions of the Insurers Supervision, Rehabilitation, and Liquidation Act, Neb. Rev. Stat. § 44-4801 et seq. (the “Act”).
H.          The Order of Liquidation established a February 12, 2005 deadline to file claims in the liquidation proceedings of Protective National.
I.          The Claimant timely filed a Proof of Claim (referred to as “POC”) with the Liquidator claiming rights as an insured under the Policy, which was assigned Proof of Claim Number 700186.
J.          The Liquidator is charged with the obligation, among others, of administering the POCs made against the assets of Protective National.
K.          The Liquidator and the Claimant have negotiated regarding the amount of the Claimant’s covered POC to be recommended to the Liquidation Court for approval pursuant to Neb. Rev. Stat. §§ 44-4838 and 44-4843.
L.          In the normal course of the administration of the Protective National liquidation estate, the Liquidator referred the Claimant’s POC to the New Hampshire Insurance Guaranty Association (“NHIGA”) as required by law.  The NHIGA denied coverage for the POC by letter dated May 31, 2007.
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, and in further consideration of the covenants and promises, agreements and premises set forth below, the Parties mutually agree as follows:

AGREEMENTS

1.           Binding Effect of Recitals.  The above recitals are incorporated into this Agreement by reference.
2.           Waiver of Adjudication by Guaranty Association.  The Claimant hereby acknowledges its right to have its POC filed in the Protective National liquidation proceedings referred to, adjudicated, and covered by the applicable guaranty association or foreign guaranty association and hereby waives that right with full knowledge that said waiver may result in the denial by the guaranty association or foreign guaranty association of any and/or all claims of the Claimant against Protective National or the guaranty association or foreign guaranty association if the Claimant should subsequently present its claims to the guaranty association or foreign guaranty association.
3.           Amount of Covered Claim(s).  The Liquidator agrees to recommend to the Liquidation Court that the Claimant’s POC Number 700186 be allowed as a Class 2 Claim (as defined by Neb. Rev. Stat. §44-4842 of the Act) in the amount of Three Million U.S. Dollars (US$3,000,000.00).  The Claimant hereby acknowledges its understanding that said allowance, if approved by the Liquidator and the Liquidation Court, does not guarantee it a distribution from the liquidation estate in the recommended amount or any other amount; that the amount of distributions that may ultimately be made by the Liquidator of Protective National is unknown; that the amount of distribution, if any, that the Claimant ultimately receives may be ratable, based upon the amount of funds available upon distribution and the amount of the allowed Class 2 claims existing upon determination; and that the time of distributions, if any, is unknown.  Unless informed in writing otherwise by the Claimant, payment by the Liquidator shall be by check made payable to Congoleum Corporation.

4.           Mutual Releases.  In further consideration of the Liquidator recommending the allowance of the Claim, Claimant on behalf of itself, and on behalf of any and all insureds on whose behalf Claimant is authorized to act  (the “Releasing Parties”) does hereby release and forever discharge Protective National, the Liquidator of Protective National, the New Hampshire Insurance Guaranty Association, and any other applicable guaranty association or foreign guaranty associations, and each of their agents, representatives, successors or assigns, of any and from any and all claims, actions, causes of action arising out of the Policy.  Except as stated in this Agreement, the Liquidator, Protective National, and each of their agents, representatives, successors, or assigns, hereby release and forever discharge the Releasing Parties and their  respective agents, representatives, successors, and assigns, from any and all claims, actions, or causes of action arising out of the Policy.  The mutual releases in this Paragraph do not extend to claims for breach of this Agreement.
5.           Bankruptcy Court Approval.  This Agreement and the Parties’ obligations hereunder are conditioned on and will be effective immediately upon entry of an order by the United States Bankruptcy Court for the District of New Jersey (“Bankruptcy Court”) where the case captioned as In re Congoleum Corp., Case No. 03-51524 (KCF) (“Bankruptcy Case”) s is pending, approving this Agreement.  Within ten (10) business days after the Liquidation Court issues an order approving the Liquidator’s report identifying the Claimant’s allowed Class 2 Claim in the amount of three million United States Dollars (US$3,000,000.00) described herein, Claimant shall file a motion pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure seeking entry of an order of the Bankruptcy Court approving this Agreement.  The Liquidator shall reasonably cooperate with the Claimant to obtain such approval.  After Bankruptcy Court approval, the Liquidator shall pay to the Claimant the percentage distributions made with respect to allowed Class 2 Claims, in accordance with the Liquidator’s applicable reports to the Liquidation Court.  This Agreement shall become null and void upon entry of a Final Order by the Bankruptcy Court denying the approval motion.  In such case, the Parties’ rights shall be as they were on September 20, 2007, the date on which the Claimant sent its response to the Liquidator’s July 23, 2007, initial notice of determination.  “Final Order” means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction, as to which no appeal, petition for certiorari, or other proceedings for reargument, rehearing or reconsideration has been sought and is  pending, and the time for such appeal or review, rehearing, reconsideration, or certiorari has expired.
6.           Handling and Use of Settlement Proceeds.  Claimant will maintain any distributions received from the Liquidator of Protective National in a segregated interest-bearing account (the “Protective National Settlement Proceeds”).  Claimant will hold the Protective National Settlement Proceeds until the earlier of (i) the effective date of a plan of reorganization following confirmation by the Bankruptcy Court, (ii) dismissal or conversion of the Chapter 11 cases, or (iii) as otherwise directed by the Bankruptcy Court.  The Protective National Settlement Proceeds shall be used only in connection with the payment of asbestos claims and/or to pay any other amounts payable by the plan or the confirmation order.
7.           Binding Effect of Terms.  The terms of this Agreement shall be binding upon and shall inure to the benefit of the Parties, their successors, and assigns, including, without limitation, any asbestos-related personal injury trust (“Asbestos PI Trust”) that may be established in Congoleum’s Bankruptcy Case, or any trustee, responsible person, estate administrator, representative, or similar person appointed in connection with the Bankruptcy Case.  Upon the later of the date that the Confirmation Order becomes a Final Order or the date that the confirmed plan of reorganization in the Bankruptcy Case become effective, all of Congoleum’s right, title, and interest in and to this Agreement shall be assigned to the Asbestos PI Trust pursuant to the terms of such plan of reorganization, automatically and without need for further action by any Party.  “Confirmation Order” means an order entered by the U.S. District Court for the District of New Jersey that either (a) confirms a plan of reorganization that includes an injunction pursuant to section 524(g) of the Bankruptcy Code and, in connection with such plan, enters such a section 524(g) injunction; or (b) affirms an order of the Bankruptcy Court that has confirmed a plan and, in connection with such plan, has entered such a section 524(g) injunction.
8.           Representations and Warranties.  The Parties hereby warrant and represent to the best of their knowledge and belief that, other than the Policy, they have no knowledge of any other policies of liability insurance issued by Protective National and providing coverage to Claimant for asbestos-related claims.
9.           No Admissions by the Parties.  The Parties enter into this Agreement for the purpose of compromising disputed claims over various insurance coverage issues and neither this Agreement’s existence nor any of its terms may be used or construed as an admission or concession of any position for any purpose apart from this Agreement.  This Agreement involves compromises of the Parties’ previously stated legal positions and is without prejudice to positions taken by either Party with regard to any third party, including other insureds and other insurers.
10.           Independent Evaluation.  Except as stated in this Agreement, the Claimant and the Liquidator each acknowledges that it enters into this Agreement based upon its independent evaluation and understanding of the relevant facts and not based upon any representations made by or on behalf of the other Party.
11.           Costs.  The Parties agree that each Party shall pay its own attorneys fees and court costs in this matter , and the Parties hereby release each other from any claim with respect thereto.  The mutual releases in this paragraph do not extend to claims for breach of this Agreement.
12.           Merger and Integration.  This Agreement constitutes the entire agreement between the Parties with respect to those matters addressed herein.  There are no other agreements, promises, representations, or understanding as to the matters addressed herein, except as expressly set forth herein.  The Parties agree that there were no inducements or representations leading to the execution of this Agreement, except as herein contained, and that this Agreement may not be altered, changed or modified except by written agreement between the Parties.
13.           Authority to Execute Agreement.  The Parties warrant that they are fully empowered and authorized to execute this Agreement and that the person signing on behalf of each Party is fully authorized to do so.  Except as described herein, the Parties warrant and represent that there are no additional entities or persons affiliated with any of the Parties hereto who are necessary to effectuate this Agreement.
14.           Miscellaneous.  This Agreement may be executed in two or more identical counterparts, all of which constitute one and the same Agreement.  No inference in favor of or against either Party shall be drawn from the fact that such Party has drafted any portion of this Agreement.  This Agreement shall be interpreted, enforced and governed by the Liquidation Court.

15.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same agreement.  The Parties agree to accept signatures transmitted by facsimile or other electronic means as original signatures.
The Liquidator and the Claimant have executed this Agreement as of the date set forth below.

Dated: February 18, 2008	THE LIQUIDATOR OF THE PROTECTIVE NATIONAL INSURANCE COMPANY OF OMAHA, IN LIQUIDATION
By: /s/ Theodore L. Kessner Print: Theodore L. Kessner Title: Special Deputy Liquidator
Dated: February 18, 2008	CONGOLEUM CORPORATION, Claimant
By: /s/ Howard N. Feist Print: Howard N. Feist Title: CFO